Filed Pursuant to Rule 253(g)(2)
File No. 024-10492

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 5 DATED OCTOBER 4, 2019
TO THE OFFERING CIRCULAR DATED JUNE 7, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (“we”, “our” or “us”), dated June 7, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on June 27, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset updates.

Asset Update

Senior Mortgage Loan – Gramercy Homes, LLC – Update

On May 1, 2017, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor, a first mortgage construction loan with a maximum principal balance of $10,000,000, (the “Index Gramercy Senior Loan”), which loan principal was later increased to $10,750,000 (the “Loan Modification”). The borrower, Gramercy Homes, LLC, a California limited liability company (“Index Gramercy”), used the loan proceeds to purchase 26,037 square feet of entitled and permitted land and construct eleven homes under the Los Angeles Small Lot Ordinance at 733-743 North Gramercy Place, Los Angeles, CA (the “Index Gramercy Property”).

The 1-U filing for our initial acquisition of the Index Gramercy Senior Loan can be found here. On December 21, 2018, we provided an update on construction progress at the Index Gramercy Property and information regarding the Loan Modification, the details of which can be found here.

As of the date of this disclosure, Index Gramercy completed construction of the Index Gramercy Property and has sold six of the eleven homes for an average gross sales price of approximately $1,458,000. Consequently, Index Gramercy has paid off approximately $8,195,000 of the Index Gramercy Senior Loan.  All current interest payments due under the loan have been paid in full as of the date of this disclosure.